June 3, 2025

Robert Coldrake
Chief Financial Officer
Flutter Entertainment plc
300 Park Ave South
New York, New York 10010

       Re: Flutter Entertainment plc
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-37403
Dear Robert Coldrake:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Don Liu